UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

BurgerFi International, Inc.

(Name of Issuer)

Class A Common Stock, $.0001 par value

(Title of Class of Securities)

12122L01

(CUSIP Number)

The John Rosatti Family Trust dated August 27, 2001, as amended,  101 US Highway 1  North Palm Beach,  Florida  33208  Phone : 561-650-7940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The John Rosatti Family Trust dated August 27, 2001, as amended

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,004,340

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,004,340

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,004,340

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.074%

14	TYPE OF REPORTING PERSON
OO

The percentage is based on 17,825,507 shares of Common Stock outstanding on March 9, 2021, as provided by the Issuer's Transfer Agent.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John Rosatti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,004,340

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,004,340

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,004,340

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.074%

14	TYPE OF REPORTING PERSON
IN

The percentage is based on 17,825,507 shares of Common Stock outstanding on March 9, 2021, as provided by the Issuer’s Transfer Agent.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Common Stock, $.0001 par value per share (“Common Stock”), of BurgerFi International, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 105 US Highway 1, North Palm Beach, Florida 33308.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by The John Rosatti Family Trust dated August 27, 2001, as amended, and its sole trustee, John Rosatti (collectively, the “Reporting Persons”).

(b)	The business address of The John Rosatti Family Trust dated August 27, 2001, as amended, is 100 US Highway 1, North Palm Beach, Florida 33308.

(c)	The John Rosatti Family Trust dated August 27, 2001, as amended is a Florida revocable trust. John Rosatti is the sole trustee of The John Rosatti Family Trust dated August 27, 2001, as amended.

(d)	During the last five years, Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The John Rosatti Family Trust dated August 27, 2001, as amended is organized under the laws of the State of Florida.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person received 5,004,340 shares (the “Shares”) of Common Stock in connection business combination (the “Business Combination”) with BurgerFi International, LLC, a Delaware limited liability company (“BurgerFi LLC”), the members of BurgerFi LLC (the “Members”), and BurgerFi Holdings, LLC, a Delaware limited liability company (“BurgerFi Holdings”), pursuant to that certain membership interest purchase agreement of June 29, 2020, as amended on September 22, 2020 (the “Acquisition Agreement”) among OPES, BurgerFi LLC the Members and BurgerFi Holdings. Pursuant to the Acquisition Agreement OPES purchased 100% of the membership interests of BurgerFi LLC from the Members resulting in BurgerFi LLC becoming a wholly owned subsidiary of OPES. The Acquisition Agreement was filed with the Securities and Exchange Commission on June 30, 2020 on a Current Report on Form 8-K, and the Amendment to the Acquisition Agreement was as filed with the Securities and Exchange Commission on June 30, 2020 on a Current Report on Form 8-K was filed with the Securities and Exchange Commission on October 1, 2020 on a Current Report on Form 8-K. The transactions contemplated by the Acquisition Agreement closed on December 16, 2020.

Item 4.	Purpose of Transaction

The Reporting Persons received the Shares in connection with the Business Combination described in Item 3 above.
Subject to on-going evaluation, except as set forth above, Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
The John Rosatti Family Trust dated August 27, 2001, as amended, beneficially owns 5,004,340 shares of Common Stock, which represent approximately 28.074% of the outstanding shares of Common Stock. By reason of being the trustee of The John Rosatti Family Trust dated August 27, 2001, as amended, John Rosatti may be deemed to beneficially own 5,004,340 shares of Common Stock, which represent approximately 28.074% of the outstanding shares of Common Stock.

(b)
The John Rosatti Family Trust dated August 27, 2001, as amended, has the sole power to vote and sole power to dispose of 5,004,340 shares of Common Stock, which represent approximately 28.074% of the outstanding shares of Common Stock. By reason of being the trustee of The John Rosatti Family Trust dated August 27, 2001, as amended, John Rosatti may be deemed to have shared power to vote and dispose of 5,004,340 shares of Common Stock, which represent approximately 28.074% of the outstanding shares of Common Stock.

(c)	No transactions in the Issuer’s capital stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the Business Combination described in Item 3 above.

Item 7.	Material to Be Filed as Exhibits

The Acquisition Agreement is hereby incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on June 30, 2020.
The Amendment to the Acquisition Agreement is hereby incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on October 1, 2020.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The John Rosatti Family Trust dated August 27, 2001, as amended

April 28, 2021	By:	/s/ John Rosatti
Trustee

April 28, 2021	By:	/s/ John Rosatti

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)